ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 27, 2007

SEC MAIL PROCESSING RECEIVED APR 03 2007 WASH, D.C. 185

Securities and Exchange Com
Division of Corporation Fina
Office of International Corpo
450 Fifth Street
WASHINGTON DC 20549
USA

07022347

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

PROCESSED
APR 10 2007
THOMSON FINANCIAL

Lodgement with Australian Stock Exchange:
27 March 2007 (ASX – Announcement & Media Release – Gulf Coast Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

27 March 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST DRILLING UPDATE

Rainosek-Halletsville Project, Lavaca County, Texas
Bujnoch-Bender #1 well to commence 31 March 2007 (FAR 20%)

A rig has been secured to drill the Bujnoch-Bender #1 well which is scheduled to spud around 31 March 2007 at a location 1,200 feet southeast of the Rainosek-1 well. The well will be drilled under a turnkey contract to a planned total depth of 9,100 feet with an anticipated drilling duration of 16 days.

Primary objectives are the 8300', 8130' 8100' 7850', 7400' and 6000' Wilcox zones which are evident in the Rainosek-1 and 3 wells.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two wells and associated production equipment including tanks and pipelines. New leases have been secured on the Bender and Bujnoch tracts, to enable the drilling of the Bender-Bujnoch-1 well.

Rainosek 1 is inactive however several Wilcox zones remain to be evaluated in a series of thin potential at 8,750, 8,550, 8,312, 8,130, 8,105 and ultimately the 6,000 foot zone. A pump was recently installed on the Rainosek 3 well which is currently producing 30 barrels of oil per day from the 7400' zone.

FAR's working interest is 20.0 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Marceaux #1 at 11,525 feet

The Marceaux #1 well spudded on 28 February using Great Wall Drilling Rig 172 and is approaching the intermediate casing point of 11,842 feet where a log run will be conducted prior to running casing and drilling out to the target sands.

The well is evaluating the Kicker Prospect located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and is located on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure that is being evaluated by a dry land straight hole test to a planned total depth of 13,200 feet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The test well is prognosed to be approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. There are two objective sands, the Alliance 2 and 3 Sands which are estimated by the operator to have potential in the order of 22.8 BCF gas and 2.2 million barrels of condensate if both sands are successful. The objective sands are productive in several adjacent fault blocks.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"It is pleasing to see a build up in FAR's drilling activity. Based on seismic control tied into surrounding Rainosek wells the proposed Bujnoch-Bender #1 well is at the lower end of the risk spectrum. We have been looking forward to drilling this well for some time and it is satisfying to see that it has advanced to drill status."

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au